UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 11, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ MIGUEL NÚÑEZ SFEIR

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 11, 2005

D&S’s First Half Results: Company’s Performance in Line With Plan

     SANTIAGO, Chile, Aug. 11 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) announces results for the first half of 2005:

     * Net revenues up 7.5% to US$ 1,288 million, compared to first half of 2004

     * Net profit of US$ 34.3 million

     * Presto began to operate as an open credit card, subject to the regulations of the Superintendency of Banks and Financial Institutions. Outstanding receivables increased 61% to US$ 286 million, and accounts in good standing rose 82% to 1.44 million.

     * Expansion program continues as planned. A new LIDER Vecino was opened in Talagante, Metropolitan Region, during this period.

     As reported to the Superintendency of Securities and Insurance, D&S’s profit was Ch$ 19,853 million (US$ 34.3 million), a favorable result as compared to Ch$ 2,754 million (US$ 4.8 million) profit for the same period the previous year, thus continuing the trend shown during the first quarter of the current year.

     Miguel Nunez, Chief Financial Officer, remarked: “D&S’s results are in line with the Company’s forecast and follow the trend shown during the first quarter both in terms of commercial operations as in the business strategy and growth program in the Company’s core business -- supermarkets and hypermarkets -- and in the financial services division.”  Nunez pointed out that “growth in D&S’s revenues is explained by the opening of the Talagante store during the quarter and the openings during the second half of 2004 in Coquimbo, Temuco, Plaza Vespucio, Irarrazaval, Quillota and Punta Arenas, along with sustained growth in the number of Presto accounts.”

     Finally, Nunez stated: “Without a doubt, the company is today in an excellent position to carry on with its profitable development in a market still showing great potential for growth and increasing needs from Chilean consumers.”

     About D&S
     Currently, the Company has 79 stores including hypermarkets, compact hypermarkets and supermarkets, 58 Farmalider stores and 6 shopping centers. The Company’s operations are located in the Metropolitan Region and in Regions  I, II, IV, V, VI, VII, VIII, IX, X and XII.

     Consolidated Results Period January-June

	2005

	Ch$ millions	US$ millions	% of Rev.

Sales	631,510	1,090.7	84.7%
Other Income	114,262	197.3	15.3%
Net revenues	745,771	1,288.0	100.0%
Cost of sales	537,791	928.8	72.1%
Gross Income / Margin	207,980	359.2	27.9%
Recurring Operating Expenses	148,826	257.0	20.0%
Start-up Expenses	205	0.4	0.0%
Total Operating Expenses (SG&A)	149,031	257.4	20.0%
EBITDA	58,949	101.8	7.9%
Depreciation	26,036	45.0	3.5%
Total Operating Expenses	175,068	302.4	23.5%
Operating Income	32,913	56.8	4.4%
Financial Expenses	(9,327)	(16.1)	-1.3%
Other Non-operating Income (Expenses)	499	0.9	0.1%
Monetary Correction	(304)	(0.5)	0.0%
Non-Operating Income	(9,132)	(15.8)	-1.2%
Income before Tax	23,780	41.1	3.2%
Income Tax	(4,109)	(7.1)	-0.6%
Minority Interest	3	0.0	0.0%
Income	19,674	34.0	2.6%
Amortization of Goodwill	179	0.3	0.0%
Net Income	19,853	34.3	2.7%

	2004

	Ch$ millions	US$ millions	% of Rev.	Change % YoY

Sales	602,662	1,040.9	86.9%	4.8%
Other Income	90,823	156.9	13.1%	25.8%
Net revenues	693,485	1,197.7	100.0%	7.5%
Cost of sales	538,810	930.6	77.7%	-0.2%
Gross Income / Margin	154,675	267.1	22.3%	34.5%
Recurring Operating Expenses	116,447	201.1	16.8%	27.8%
Start-up Expenses	805	1.4	0.1%	-74.5%
Total Operating Expenses (SG&A)	117,252	202.5	16.9%	27.1%
EBITDA	37,423	64.6	5.4%	57.5%
Depreciation	23,817	41.1	3.4%	9.3%
Total Operating Expenses	141,070	243.6	20.3%	24.1%
Operating Income	13,605	23.5	2.0%	141.9%
Financial Expenses	(9,701)	(16.8)	-1.4%	-3.8%
Other Non-operating Income (Expenses)	(638)	(1.1)	-0.1%	-178.2%
Monetary Correction	(175)	(0.3)	0.0%	74.0%
Non-Operating Income	(10,513)	(18.2)	-1.5%	-13.1%
Income before Tax	3,092	5.3	0.4%	669.0%
Income Tax	(552)	(1.0)	-0.1%	644.6%
Minority Interest	34	0.1	0.0%	-92.5%
Income	2,575	4.4	0.4%	664.2%
Amortization of Goodwill	179	0.3	0.0%	0.0%
Net Income	2,754	4.8	0.4%	621.0%

     Currency of June 2005, exchange rate 1US$=Ch$579.00 of June 30, 2005

SOURCE  Distribucion y Servicio D&S S.A.
     -0-                                             08/11/2005
     /CONTACT:  Miguel Nunez, CFO, +011-56-2-484-7754, or mnunez@dys.cl, or Loreto Bradford, IRO, +011-56-2-484-7757, or lbradford@dys.cl, both of Distribucion y Servicio/
     /First Call Analyst: /
     /FCMN Contact: lbradford@dys.cl /
     /Web site:  http://www.dys.cl /
     (DYS)